                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 7)

                              KAFUS INDUSTRIES LTD.
                              ---------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                   482910 10 6
                                  -------------
                                 (CUSIP Number)

                                  Julia Murray
                            General Counsel - Finance
                            Enron North America Corp.
                                1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-6161
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 1, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.:        482910 10 6


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              ECT Merchant Investments Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

         NUMBER OF                      0
          SHARES                ------------------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY
           EACH                          3,545,482
        REPORTING               ------------------------------------------------
          PERSON                 9       SOLE DISPOSITIVE POWER
           WITH
                                         0
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         3,545,482
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,545,482
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES N/A                                                     [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.:        482910 10 6


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Sundance Assets, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

        NUMBER OF                        0
          SHARES                ------------------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY
           EACH                          10,338,621
        REPORTING               ------------------------------------------------
          PERSON                 9       SOLE DISPOSITIVE POWER
           WITH
                                         0
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         10,338,621
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,338,621
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.8%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.:        482910 10 6


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Enron North America Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

        NUMBER OF                        0
          SHARES                ------------------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY
           EACH                          14,634,103
        REPORTING               ------------------------------------------------
          PERSON                 9       SOLE DISPOSITIVE POWER
           WITH
                                         0
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         14,634,103
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              14,634,103
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              36.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.:        482910 10 6


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Enron Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Oregon
--------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

          NUMBER OF                          0
           SHARES                  ---------------------------------------------
        BENEFICIALLY                8        SHARED VOTING POWER
          OWNED BY
            EACH                             14,634,103
          REPORTING                ---------------------------------------------
           PERSON                   9        SOLE DISPOSITIVE POWER
            WITH
                                             0
                                   ---------------------------------------------
                                   10        SHARED DISPOSITIVE POWER

                                             14,634,103
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              14,634,103
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              36.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

                           STATEMENT ON SCHEDULE 13D/A


Note: This Schedule 13D/A amendment is being filed by (i) Sundance Assets, L.P. ("Sundance"), (ii) Enron North America Corp. ("ENA"; formerly named Enron Capital & Trade Resources Corp.), (iii) Enron Corp. ("Enron"), and (iv) ECT Merchant Investments Corp. ("ECT Merchant"), which are collectively referred to as the "Reporting Entities." All information with respect to Kafus Industries, Ltd., a British Columbia corporation (the "Issuer"), is presented to the best knowledge and belief of the Reporting Entities. The joint Schedule 13D of Enron and ENA dated July 27, 1997, as amended by Schedule 13D/As dated September 4, 1998, January 12, 1999, March 22, 1999, January 3, 2000, March 20, 2000, and
June 19, 2000 is further amended by the following:

Item 2. Identity and Background.

The Schedules to this statement report current information regarding the officers and directors of ECT Merchant, Enron Ponderosa Management Holdings, Inc. ("EPMH"), ENA, and Enron. None of the Reporting Entities nor, to their knowledge, any person listed on the Schedules hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration; Item 4. Purpose of Transaction and Item 5. Interest in Securities of the Issuer.

         A. Changes in Reported Information. This Schedule 13D amendment reports: (i) the purchase by ECT Merchant of a convertible promissory note, (ii) the purchase by ECT Merchant of a 68,500 share warrant, (iii) the accrual of a right to obtain 283,419 shares of common stock, no par value per share ("Common Stock"), that were payable as dividends on the Series I Preference Shares (the "Preference Shares") for the first semiannual period of 2000, (iv) the accrual of interest on the Convertible Promissory Note (Term Loan A), and (v) the execution of a registration rights agreement and other agreements in connection with the foregoing. Certain of these events are further described as below.

         This amendment is also filed to report that Mr. Randy Maffett, Vice President of ENA, resigned from the Board of Directors of the Issuer on August 1, 2000.

                  (i). Term Loan E. On June 28, 2000, the Issuer issued to ECT Merchant a Convertible Promissory Note (Term Loan E), dated as of June 28, 2000, in the original principal amount of $685,000 (the "Term E Note") in consideration of $685,000 in principal advanced thereunder. The outstanding principal balance and interest accrued on the note (which accrues at 15% simple interest per annum) are convertible at any time at the holder's option into Common Stock at a price per share equal to the lesser of (a) U.S.$4.00 and (b) the trade weighted average price of such shares (as reported on Bloomberg) for the five trading days preceding conversion. At an estimated trade weighted average price of $2.38, the principal component on the Term E Note would convert into approximately 287,815 shares of Common Stock and the principal component on the Term D Note would convert into approximately 420,168 shares of Common Stock. A copy of the Term E Note is attached hereto as Exhibit 1.

                  (ii). Second June 2000 Warrant. On June 28, 2000, the Issuer also issued to ECT Merchant a warrant to acquire 68,500 shares of Common Stock (the "Second June 2000 Warrant"). The exercise price of this warrant, subject to certain antidilution adjustments, is equal to the lesser of (a) U.S.$4.00 and
(b) the trade weighted average price (as reported on Bloomberg) of such shares for the five trading days preceding conversion. The exercise period of the Second June 2000 Warrant terminates on June 30, 2010. A copy of the Second June 2000 Warrant is attached hereto as Exhibit 2. Both the Term E Note and the Second June 2000 Warrant were purchased pursuant to the Second Amendment to Amended and Restated Note Agreements dated as of June 28, 2000 among the Issuer, ECT Merchant, Sundance, and ENA, in its capacity as Servicer of certain investments held by ENA CLO I Holding Company I L.P. (the "Note Agreement Amendment"). A copy of the Note Agreement Amendment is attached hereto as
Exhibit 3.

                  (iii). Accrual of Convertible Interest. The Average Price of the Common Stock during the 30-day period preceding July 27, 2000 was approximately $3.07. Therefore, the interest accrued through such date with respect to the Convertible Promissory Note (Term Loan A) dated as of December 31, 1998 can be converted into approximately 541,326 shares of Common Stock.

                  (iv). Related Agreements. In consideration of the advancement of the loan represented by the Term E Note, the Issuer also (a) granted certain registration rights with respect to the Term E Note and the Warrants pursuant to the Amendment to Registration Rights Agreement set forth as Exhibit 4, and (b) executed the Second Amendment to Warrant Agreement dated as of June 28, 2000 between the Issuer and ECT Merchant in the form set forth as Exhibit 5. This Second Amendment to Warrant Agreement amended the Warrant Agreement dated as of March 11, 1999 to incorporate the Second June 2000 Warrant.

         B. Beneficial Ownership.

                  (i) Sundance. Sundance directly owns 1,730,001 shares of Common Stock. It also holds the following instruments that, subject to antidilution adjustments, are exercisable or convertible within the next sixty days into an aggregate of 10,338,621 shares of Common Stock: (a) five warrants to purchase 1,000,000, 500,000, 750,000, 45,000, and 250,000 shares of Common
Stock, respectively, which are immediately exercisable, (b) 15,000 Series I Preference Shares ("Preference Shares"), which may be converted into 3,750,000 shares of Common Stock at any time, (c) a Convertible Promissory Note (Term Loan
A) issued by the Issuer in the original principal amount of $10 million (the "Term Loan A Note"), which has (x) a principal balance of $10 million that may be converted into 1,250,000 shares of Common Stock at any time and (y) an interest component which, including the interest accrued through July 27, 2000, may be converted upon conversion of such note into 541,326 shares of Common Stock (assuming an Average Price of the Common Stock during the 30-day period preceding July 27, 2000 of approximately $3.07), and (d) a right to accrued dividends on the Preference Shares in the amount of 522,294 shares of Common Stock. If Sundance converted or exercised all instruments and securities held by it that are convertible or exercisable within sixty days, the 10,338,621 shares it would hold would represent approximately 26.8% of the Issuer's outstanding Common Stock.

                  (ii) ECT Merchant. ECT Merchant holds (a) 2,099,999 shares of Common Stock, (b) immediately exercisable warrants to acquire 487,500, 150,000, 100,000 and 68,500 shares of Common Stock, (c) the Term D Note, the principal component of which is exercisable into an estimated

420,168 shares of Common Stock, and (d) the Term E Note, the principal component of which is exercisable into an estimated 287,815 shares of Common Stock. If ECT Merchant exercised its warrants and converted its notes, the 3,545,482 shares it would hold would represent approximately 11.3% of the Issuer's outstanding Common Stock.

                  (iii) ENA. ENA holds 750,000 shares of Common Stock. When aggregated with the shares beneficially owned by ECT Merchant and Sundance, these 14,634,103 shares would represent approximately 36.6% of the Issuer's outstanding Common Stock that would be outstanding upon the exercise and conversion of the foregoing securities.

                  (iv) Enron. The 14,634,103 shares of Common Stock in the aggregate that are beneficially owned by Sundance, ECT Merchant, and ENA collectively represent approximately 36.6% of the Issuer's outstanding Common Stock that would be outstanding upon the exercise and conversion of the foregoing securities.

         C. Disclaimer of Beneficial Ownership. Enron may be deemed to beneficially own the shares held by ENA, and ENA may be deemed to beneficially own both the shares beneficially owned by Sundance and the shares beneficially owned by ECT Merchant. Further, ENA, Enron, Ponderosa Assets, L.P., which is Sundance's general partner ("Ponderosa"), and Enron Ponderosa Management Holdings, Inc. ("EPMH"), which is Ponderosa's general partner, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Sundance. Similarly, ENA and Enron could be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by ECT Merchant. Enron and ENA each hereby disclaims beneficial ownership of all Common Stock which it does not directly own, and the filing of this statement on
Schedule 13D/A shall not be construed as an admission that ECT Merchant, Sundance, Ponderosa, EPMH, ENA, Enron or any director, officer, partner, or other person or entity associated with any of them, for the purposes of Section 13(d) or 13(g) of the Act, is the beneficial owner of any securities covered by this statement. All percentage ownership calculations utilized herein are calculated in accordance with Rule 13-d-3(d)(1)(i)(D) and assume that 29,952,569 shares of Common Stock are actually outstanding on the date of this statement.

         D. Other Instruments. In addition to the shares of Common Stock reported herein, the Reporting Persons hold convertible promissory notes and other instruments that entitle or require the Reporting Entities to purchase a substantial number of shares of Common Stock. Such shares are not reported herein as being beneficially owned because the instruments do not entitle the holder to acquire shares within 60 days after the filing of this statement, except upon the occurrence of extraordinary and unpredictable events, such as a default on indebtedness. Other than the transactions described herein and in the previously filed Schedule 13D/As, none of the Reporting Entities, nor, to their knowledge, Ponderosa, EPMH or any of the persons named in the Schedules hereto, has effected any transaction in the Common Stock during the preceding sixty days.

Item 7.  Material to Be Filed as Exhibits.

         Exhibit 1.        U.S.$685,000 Convertible Promissory Note (Term Loan
                           E) dated as of June 28, 2000 issued by the Issuer to ECT Merchant.

         Exhibit 2. Warrant dated as of June 28, 2000 issued by the Issuer to ECT Merchant in the amount of 68,500 shares.

         Exhibit 3. Second Amendment to Note Agreements dated as of June 28, 2000, among the Issuer, ECT Merchant, Sundance, ENA CLO I Holding Company I L.P. ("ENA CLO"), and ENA as Servicer of certain investments held by ENA CLO.

         Exhibit 4. Amendment to Registration Rights Agreement dated as of June 28, 2000 between the Issuer and ECT Merchant.

         Exhibit 5. Second Amendment to Warrant Agreement dated as of June 28, 2000 between the Issuer and ECT Merchant.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


 Date:   August 1, 2000                      SUNDANCE ASSETS, L.P.
                                             By:    Ponderosa Assets, L.P.
                                                    its general partner
                                             By:    Enron Ponderosa Management
                                                    Holdings, Inc. its general
                                                    partner


                                             By:
                                                --------------------------------
                                             Name:  Raymond M. Bowen, Jr.
                                             Title: Managing Director


 Date:   August 1, 2000                      ENRON NORTH AMERICA CORP.


                                             By:
                                                --------------------------------
                                             Name:  Raymond M. Bowen, Jr.
                                             Title: Managing Director


Date:    August 1, 2000                      ENRON CORP.


                                             By:
                                                --------------------------------
                                             Name:  Angus H. Davis
                                             Title: Vice President and Deputy
                                                    Corporate Secretary


Date:    August 1, 2000                      ECT MERCHANT INVESTMENTS CORP.


                                             By:
                                                --------------------------------
                                             Name:  Raymond M. Bowen, Jr.
                                             Title: Managing Director

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                            ENRON NORTH AMERICA CORP.
                (FORMERLY ENRON CAPITAL & TRADE RESOURCES CORP.)

Name and Business Address             Citizenship    Position and Occupation
-------------------------             -----------    -----------------------
Each of the following person's
business address is 1400 Smith
Street, Houston, TX 77002
Mark A. Frevert                          U.S.A.      Director; Chairman of the Board, Chief Executive Officer
                                                     and Managing Director
Mark E. Haedicke                         U.S.A       Director; Managing Director and General Counsel
David W. Delainey                        U.S.A       Director; President and Chief Operating Officer
Philippe A. Bibi                         U.S.A.      Managing Director
Wesley H. Colwell                        U.S.A       Managing Director
John J. Lavorato                         U.S.A.      Managing Director
Danny J. McCarty                         U.S.A       Managing Director
Jere C. Overdyke, Jr.                    U.S.A       Managing Director
Brian L. Redmond                         U.S.A.      Managing Director
Jeffrey A. Shankman                      U.S.A       Managing Director
John R. Sherriff                         U.S.A       Managing Director
Colleen Sullivan-Shaklovitz              U.S.A.      Managing Director
Robert J. Hermann                        U.S.A.      Managing Director and General Tax Counsel
Vince J. Kaminski                        U.S.A.      Managing Director
Julia Heintz Murray                      U.S.A.      Managing Director, General Counsel, Finance and Secretary
Raymond M. Bowen, Jr.                    U.S.A.      Managing Director and Treasurer
Janet R. Dietrich                        U.S.A.      Managing Director
George A. McClellan, III                 U.S.A.      Managing Director
Gary J. Hickerson                        U.S.A.      Managing Director
Jeffrey M. Donahue                       U.S.A.      Managing Director
Lawrence G. Whalley                      U.S.A.      Managing Director

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.

Name and Business Address             Citizenship    Position and Occupation
-------------------------             -----------    -----------------------
Robert A. Belfer                         U.S.A.      Director; Chairman, President and Chief Executive
Belco Oil and Gas Corp.                              Officer, Belco Oil & Gas Corp.
767 Fifth Avenue, 46th Fl.
New York, NY 10153
Norman P. Blake, Jr.                     U.S.A.      Director; Chief Executive Officer and Secretary General,
United States Olympic Committee                      United States Olympic Committee
One Olympic Plaza
Colorado Springs, Colorado 80909
Ronnie C. Chan                           U.S.A.      Director; Chairman of Hang Lung Development Group
Hang Lung Development
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong
John H. Duncan                           U.S.A.      Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057
Paulo V. Ferraz Pereira                  Brazil      Director; President and Chief Executive Officer of
Meridional Financial Group                           Meridional Financial Group
Av. Rio Branco, 138-15th andar
20057-900 Rio de Janeiro - RJ
Brazil
Wendy L. Gramm                           U.S.A.      Director; Director, Regulatory Studies Program of the
P. O. Box 39134                                      Mercatus Center, George Mason University
Washington, D.C. 20016
Ken L. Harrison                          U.S.A.      Director; Chairman and Chief Executive Officer,
121 S. W. Salmon Street                              Portland General Electric Company
Portland, OR 97204
Robert K. Jaedicke                       U.S.A.      Director; Professor (Emeritus), Graduate School of
Graduate School of Business                          Business, Stanford University
Stanford University
Stanford, CA 94305
Charles A. LeMaistre                     U.S.A.      Director; President (Emeritus), University of Texas M.D.
7 Bristol Green                                      Anderson Cancer Center
San Antonio, TX 78209
John Mendelsohn University               U.S.A.      Director; President, University of Texas
of Texas                                             M.D. Anderson Cancer Center
M.D. Anderson Cancer Ctr.
1515 Holcombe
Houston, Texas 77030
Jerome J. Meyer                          U.S.A.      Director; Chairman and Chief Executive Officer,
14200 SW Karl Braun Drive                            Tektronix, Inc.
Beaverton, Oregon 97077

Name and Business Address             Citizenship    Position and Occupation
-------------------------             -----------    -----------------------
Frank Savage                             U.S.A.      Director; Chairman, Alliance Capital Management
1345 Avenue of the Americas                          International
39th Floor
New York, New York 10105
John A. Urquhart                         U.S.A.      Director; Senior Advisor to the Chairman of Enron Corp.;
John A. Urquhart Assoc.                              President, John A. Urquhart Associates
111 Beach Road
Fairfield, CT 06430
John Wakeham                              U.K.       Director; Former U.K. Secretary of State for Energy and
1 Salisbury Square                                   Leader of the Houses of Commons and Lords
London EC4Y 8JB
United Kingdom
Herbert S. Winokur, Jr.                  U.S.A.      Director; Chairman and CEO, Capricorn Holdings, Inc.
Capricorn Holdings, Inc.
30 East Elm Ct.
Greenwich, CT 06830
Kenneth L. Lay                           U.S.A.      Director; Chairman and Chief Executive Officer
1400 Smith Street
Houston, TX  77002
J. Clifford Baxter                       U.S.A.      Executive Vice President and Chief Strategy Officer
1400 Smith Street
Houston, TX 77002
Richard B. Buy                           U.S.A.      Executive Vice President and Chief Risk Officer
1400 Smith Street
Houston, TX  77002
Richard A. Causey                        U.S.A.      Executive Vice President and Chief Accounting Officer
1400 Smith Street
Houston, TX 77002
Mark E. Koenig                           U.S.A.      Executive Vice President, Investor Relations
1400 Smith Street
Houston, TX  77002
James V. Derrick, Jr.                    U.S.A.      Executive Vice President and General Counsel
1400 Smith Street
Houston, TX  77002
Steven J. Kean                           U.S.A.      Executive Vice President and Chief of Staff
1400 Smith Street
Houston, TX 77002
Andrew S. Fastow                         U.S.A.      Executive Vice President and Chief Financial Officer
1400 Smith Street
Houston, TX  77002
Mark A. Frevert                          U.S.A.      Chairman of the Board, Chief Executive Officer and
1400 Smith Street                                    Managing Director, Enron North America Corp.
Houston, TX  77002
Stanley C. Horton                        U.S.A.      Chairman and Chief Executive Officer, Enron Gas Pipeline
1400 Smith Street                                    Group
Houston, TX  77002
Rebecca Mark-Jusbasche                   U.S.A.      Director; Chairman and Chief Executive Officer, Azurix
1400 Smith Street                                    Corp.
Houston, TX  77002

Name and Business Address             Citizenship    Position and Occupation
-------------------------             -----------    -----------------------
J. Mark Metts                            U.S.A.      Executive Vice President, Corporate Development
1400 Smith Street
Houston, TX  77002
Cindy K. Olson                           U.S.A.      Executive Vice President, Human Resources and Community
1400 Smith Street                                    Relations
Houston, TX 77002
Jeffrey McMahon                          U.S.A.      Managing Director and Chief Commercial Officer, Enron Net
1400 Smith Street                                    Works LLC
Houston, TX 77002
Michael S. McConnell                     U.S.A.      Executive Vice President, Technology
1400 Smith Street
Houston, TX 77002
Lou L. Pai                               U.S.A.      Chairman, President and Chief Executive Officer, Enron
1400 Smith Street                                    Energy Services, Inc.
Houston, TX  77002
Kenneth D. Rice                          U.S.A.      Co-Chief Executive Officer and President, Enron Broadband
1400 Smith Street                                    Services, Inc.
Houston, TX  77002
Jeffrey K. Skilling                      U.S.A.      Director; President and Chief Operating Officer, Enron
1400 Smith Street                                    Corp.
Houston, TX  77002
Joseph W. Sutton                         U.S.A.      Vice Chairman, Enron Corp.
1400 Smith Street
Houston, TX  77002
Joseph M. Hirko                          U.S.A.      Co-Chief Executive Officer, Enron Broadband Services, Inc.
1400 Smith Street
Houston, TX 77002

                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                         ECT MERCHANT INVESTMENTS CORP.


Name and Business Address             Citizenship    Position and Occupation
-------------------------             -----------    -----------------------
Each of the following persons'
business address is
1400 Smith Street
Houston, Texas 77002
Mark A. Frevert                          U.S.A.      Director; Chairman, Chief Executive Officer and Managing
                                                     Director
James V. Derrick, Jr.                    U.S.A.      Director
Mark E. Haedicke                         U.S.A.      Director; Managing Director and General Counsel
David W. Delainey                        U.S.A.      President and Managing Director
Raymond M. Bowen, Jr.                    U.S.A.      Managing Director
Jeffrey M. Donahue                       U.S.A.      Managing Director
Robert J. Hermann                        U.S.A.      Managing Director and General Tax Counsel
Julia Heintz Murray                      U.S.A.      Managing Director, General Counsel, Finance and Secretary

                                   SCHEDULE IV

                        DIRECTORS AND EXECUTIVE OFFICERS
                    ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.


Name and Business Address             Citizenship    Position and Occupation
-------------------------             -----------    -----------------------

Each of the following persons'
business address is 1400 Smith
Street, Houston, TX 77002
James V. Derrick, Jr.                    U.S.A.      Director
Mark A. Frevert                          U.S.A.      Director, Chief Executive Officer and Managing Director
Mark E. Haedicke                         U.S.A.      Director; Managing Director and General Counsel
David W. Delainey                        U.S.A.      Director, President and Managing Director
Raymond M. Bowen, Jr.                    U.S.A.      Managing Director
Richard B. Buy                           U.S.A.      Managing Director
Andrew S. Fastow                         U.S.A.      Managing Director
Robert J. Hermann                        U.S.A.      Managing Director and General Tax Counsel
Julia Heintz Murray                      U.S.A.      Managing Director, General Counsel, Finance and Secretary

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
------              -----------

     1. U.S.$685,000 Convertible Promissory Note (Term Loan E) dated as of June 28, 2000 issued by the Issuer to ECT Merchant.

     2.        Warrant dated as of June 28, 2000 issued by the Issuer to ECT
               Merchant in the amount of 68,500 shares.

     3. Second Amendment to Note Agreements dated as of June 28, 2000, among the Issuer, ECT Merchant, Sundance, ENA CLO I Holding
               Company I L.P. ("ENA CLO"), and ENA as Servicer of certain investments held by ENA CLO.

     4.        Amendment to Registration Rights Agreement dated as of June 28,
               2000 between the Issuer and ECT Merchant.

     5. Second Amendment to Warrant Agreement dated as of June 28, 2000 between the Issuer and ECT Merchant.